

**15045352**

$\frac{t_t}{2/19/15}$

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response......12.00 | |

| SEC FILE NUMBER |
|---|
| 8- 67900 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/14_____ AND ENDING_____12/31/14_____

                                                MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    CTL Securities LLC

| | OFFICIAL USE ONLY |
|---|---|
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) | FIRM I.D. NO. |

_____500 Fifth Ave, Suite 4830_____

                                        (No. and Street)

_____New York_____       _____NY_____       _____10110_____

        (City)                       (State)                 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Jeffrey Heller_____          973-669-4744

                                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.

                                      (Name – *if individual, state last, first, middle name*)

| 1720 Epps Bridge Parkway Suite 108-381 | Athens | GA | 30606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, _John Inglesby_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _C+L Securities LLC_ , as of _February 6_ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_Managing Director, CCO_
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

# CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

## Table of Contents

# WJB & CO., P.C.

## CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CTL Securities, LLC

We have audited the accompanying financial statements of CTL Securities, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CTL Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of CTL Securities, LLC's financials statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Athens, Georgia
January 30, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

# CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ | 164,331 |
| Prepaid filing fee | | 19,858 |
| TOTAL ASSETS | $ | 184,189 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Accounts payable | $ | 5,578 |
| Due to Related Party | | 10,000 |
| **Total Current Liabilities** | $ | 15,578 |
| **MEMBER'S EQUITY** | | 168,611 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 184,189 |

See Report of Independent Registered Public Accounting Firm And
Notes to Financial Statements.

2

# CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---:|
| **REVENUE:** | | |
| Commissions | $ | 961,500 |
| Interest income | | 36 |
| | | |
| Total revenue | | 961,536 |
| | | |
| **OPERATING EXPENSES:** | | |
| Commissions | | 805,000 |
| Consulting | | 59,833 |
| Rent | | 24,000 |
| Regulatory | | 15,805 |
| Professional fees | | 14,614 |
| Insurance | | 3,231 |
| Computer and internet | | 4,363 |
| Filing fees | | 25 |
| | | |
| Total expenses | | 926,871 |
| | | |
| **NET INCOME** | $ | 34,665 |

See Report of Independent Registered Public Accounting Firm And
Notes to Financial Statements.

3

# CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2014**

| | | |
|---|---|---:|
| **MEMBER'S EQUITY, JANUARY 1** | $ | 133,946 |
| Net income | | 34,665 |
| **MEMBER'S EQUITY, DECEMBER 31** | $ | 168,611 |

# CTL SECURITIES, LLC

## (A LIMITED LIABILITY COMPANY)

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---:|---:|
| **OPERATING ACTIVITIES:** | | |
| Net income | $ | 34,665 |
| | | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| | | |
| Increase in prepaid filing fee | | (2,563) |
| Decrease in accounts payable | | (38) |
| Increase in due to related party | | 10,000 |
| | | |
| Net cash provided by operating activities | | 42,064 |
| | | |
| **NET INCREASE IN CASH** | | 42,064 |
| **CASH AT BEGINNING OF YEAR** | | 122,267 |
| **CASH AT END OF YEAR** | $ | 164,331 |

See Report of Independent Registered Public Accounting Firm And
Notes to Financial Statements.

5

# CTL SECURITIES, LLC

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business
CTL Securities, LLC (the Company) is a broker-dealer registered with the Securities
and Exchange Commission (SEC) and a member of the Financial Industry Regulatory
Authority, Inc. (FINRA). The Company is a Delaware limited liability company (LLC).
The Company is a wholly owned subsidiary of CTL Capital, LLC (the "Parent" and
sole member).

The Company places credit tenant loans, which are originated by CTL Capital, LLC,
in private placement transactions to institutional investors.

Since the Company is a limited liability company, the member is not liable for the
debts, obligations, or liabilities of the Company, whether arising in contract, tort or
otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting
for financial reporting purposes, which is in accordance with U.S. generally
accepted accounting principles and is required by the SEC and FINRA.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and
as such, is not subject to income tax. Accordingly, no provision for income taxes
is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification
740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the
Company is required to evaluate each of its tax positions to determine if they are
more likely than not to be sustained if the taxing authority examines the respective
position. A tax position includes an entity's status and the decision not to file a return.
The Company has evaluated each of its tax positions and has determined that it has
no uncertain tax positions for which a provision or liability for income taxes is
necessary.

The Company files income tax returns in the U.S. federal jurisdiction and various
state jurisdictions and is no longer subject to U.S. federal income tax examination
by tax authorities for years before 2011.

Estimates
The presentation of financial statements in conformity with U.S. generally
accepted accounting principles requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the placement is completed and the income is reasonably determinable.

Advertising Costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended December 31, 2014.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2.    **RELATED PARTY TRANSACTION**

For the year ended December 31, 2014, 100% of the Company's revenue was earned from its member, CTL Capital, LLC.

The Company shares office space with its member, CTL Capital, LLC. A portion of office rent and rent for furniture and equipment is allocated to the Company. Allocated expenses for office space during the year ended December 31, 2014 was $24,000 and is reflected as rent on the accompanying Statement of Operations.

As of December 31, 2014, the Company had $10,000 due to its member resulting from funds that were transferred to the Company in error.

3.    **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2014.

4.    **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $148,753 which was $143,753 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 10.47%.

5. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through January 30, 2015. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements other than stated below.

In January, 2015, CTL Securities, LLC recognized income of $75,000 from its parent company, CTL Capital, LLC for services rendered in relation to a contract that was terminated by a client in January 2015.

# CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

| | |
|---|---:|
| TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL | $ 168,611 |
| DEDUCTIONS AND/OR CHARGES: | |
| Non-allowable asset - prepaid filing fee | (19,858) |
| NET CAPITAL | 148,753 |
| AGGREGATE INDEBTEDNESS - | |
| Accounts payable | 15,578 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - | |
| Minimum net capital required | 5,000 |
| Excess net capital | 143,753 |
| Net Capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum capital requirements. | $ 142,753 |
| Percentage of aggregate indebtedness to net capital | 10.47% |

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2014.

See Report of Independent Registered Public Accounting Firm

# CTL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2014

## SCHEDULE II

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

## SCHEDULE III

### INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

# WJB & CO., P.C.

## CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CTL Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which CTL Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CTL Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and CTL Securities, LLC stated that CTL Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CTL Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CTL Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Athens, Georgia
January 30, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

# CTL Securities LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

---

We, as members of management of CTL Securities LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

CTL Securities LLC

John Inglesby

Managing Director

# WJB & CO., P.C.

## CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

## ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
CTL Securities, LLC,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CTL Securities, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Athens, Georgia
January 30, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

**SIPC-7**

(33-REV 7/10)

**SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)
## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CTL Securities LLC

500 Fifth Avenue, Suite 4830

New York, NY 10110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

**WORKING COPY**

2. A. General Assessment (item 2e from page 2)      $ 2403.75

   B. Less payment made with SIPC-6 filed (exclude interest)      ( 1978.75 )

              Date Paid

   C. Less prior overpayment applied      ( )

   D. Assessment balance due or (overpayment)      425.00

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward)      $ 425.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)      $ 425.00

   H. Overpayment carried forward      $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CTL Securities LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Managing Director
(Title)

Dated the _12_ day of _January_, 20 _15_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

14

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ¹/¹/¹⁴
and ending ¹²/³¹/¹⁴

**Item No.**

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)          $961,536

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        Interest Income          36

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.          $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).          $

        Enter the greater of line (i) or (ii)

        Total deductions          36

2d. SIPC Net Operating Revenues          $961,500

2e. General Assessment @ .0025          $2403.75

(to page 1, line 2.A.)